July 31, 2003


VIA EDGAR

U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, DC  20549

                  Re:      PBHG Funds
                           Post Effective Amendment No. 61 - Application for Withdrawal
                           File Nos. 002-99810 and 811-04391
                           Accession No. 0001135428-03-000443
                           CIK #: 0000775180
                           -----------------------------------------------


Ladies and Gentlemen:

                  Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), PBHG Funds (the "Registrant") hereby requests that Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A, filed on July 30, 2003 pursuant to Rule 485(b) of the Act (accession number referenced above), incorporating certain updates to a previous filing made via Rule 485(a) on May 30, 2003, together with all exhibits thereto (the "Amendment"), be withdrawn.

                  The Registrant is requesting withdrawal as, due to a scriveners error, the signature page of the Amendment omitted the certification required by Form N-1A for filing under Rule 485(b). The Registrant intends to re-file the Amendment on July 31, 2003 with the correct certification language included in the signature page.

                  Please contact the undersigned with any questions you may have concerning this application.

                                                  Sincerely,

                                                  /s/ John M. Zerr

                                                  John M. Zerr
                                                  Vice President and Secretary
                                                  PBHG Funds


cc:      Randy Koch, Esquire
         Division of Investment Management